March 22, 2013

VIA EMAIL AND FACSIMILE

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Jessica Plowgian, Attorney-Advisor

Kathryn Jacobson, Staff Accountant

Dean Suehiro, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Charm Communications Inc.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 27, 2012
Form 6-K
Filed August 24, 2012
File No. 001-34701

Dear Mr. Spirgel, Ms. Murphy, Ms. Plowgian, Ms. Jacobson and Mr. Suehiro:

On behalf of our client, Charm Communications Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby provide the response to the comment letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 25, 2013, pertaining to the Company’s annual report on Form 20-F for the year ended December 31, 2011 filed on April 27, 2012 (the “Company’s 2011 Form 20-F”) and the Company’s report on Form 6-K filed on August 24, 2012 (the “Company’s Form 6-K”).

The Company hereby undertakes that it will either file an amendment to the Company’s 2011 Form 20-F (“Amendment No.1”) via EDGAR immediately after all of the Staff’s comments are resolved or upon the Staff’s request. The Company also confirms that it understands its obligation to disclose material information about the Company to the public on a timely basis.

Set forth below are the Company’s responses to each of the Staff’s comments contained in your February 25, 2013 letter. For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s response accordingly.

“PRC regulation of loans and direct investment by offshore holding companies to PRC entities….,” page 22

1. We note your risk factor that the PRC regulation of loans and direct investment by offshore holding companies to the PRC entities may delay or prevent you from using the proceeds from your initial public offering to make loans or additional capital contributions to your PRC subsidiaries. Please tell us the status of the proceeds from your initial public offering and whether you have made loans or additional capital contributions to your PRC subsidiaries, and if so the amount. Please discuss any PRC regulatory application and approval process with same, including but not limited to dealings with SAFE and MOC.

The Company respectfully advises the Staff that as of the date hereof, we have used US$18.0 million out of the total net proceeds from our initial public offering of US$65.7 million to set up our wholly foreign owned entities incorporated in the PRC, or WFOEs, in accordance with applicable laws.

We further confirm with the Staff that we have not used any proceeds from our initial public offering to extend loans to our PRC subsidiaries.

For the Staff’s information and further reference, we have used the remaining net proceeds from our initial public offering in areas including without limitation, the repurchase of our ADSs, the payment of dividend to our shareholders (including our ADS holders) and our offshore acquisition activities aimed at expanding our businesses, the details of which will be disclosed further in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 to be filed with the Commission.

In response to the Staff’s query, we elaborate further below our compliance with PRC regulation of loans and direct investment by offshore holding companies to PRC entities.

In accordance with PRC laws, we are permitted to finance our WFOEs by means of capital contributions upon approval by the Ministry or Commerce or its local counterpart, subject to the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, promulgated by the State Administration of Foreign Exchange on August 29, 2008, which regulates the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. SAFE Circular 142 requires that the paid-in capital of a foreign-invested company settled in RMB converted from foreign currencies shall be used solely for the purposes within the business scope as approved by the authorities in charge of foreign investment or by other competent authorities and as registered with the local branch of the State Administration of Industry and Commerce, and, unless otherwise falls within the business scope of such foreign-invested company, may not be used for equity investments within the PRC. In strengthening SAFE Circular 142, SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or SAFE Circular 45, on November 9, 2011, which expressly prohibits a foreign invested company from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, or repayment of bank loans which have been transferred to a third party, none of which prohibited actions has been taken up by the Company or its subsidiaries.

The prohibition on equity investment by a foreign invested company is with regard to the usage of proceeds converted into RMB from foreign registered capital. Equity investment funded by revenues generated from such foreign invested companies’ business operations, on the other hand, is permitted by PRC laws.

Charm Media Co., Ltd., our WFOE established by O’Master Communications (Hongkong) Ltd., our Hong Kong subsidiary in October 2010 after the Company’s initial public offering, was duly formed with a registered capital of US$8.0 million, which is funded with our initial public offering proceeds converted from foreign currency and settled in RMB in accordance with SAFE Circular 142, as approved by and registered with relevant local authorities.

We would like to note further that another PRC subsidiary of ours, Shang Xing Media Co., Ltd., was initially formed as a WFOE by O’Master Communications (Hongkong) Ltd. in October 2010 as well. Its US$10.0 million registered capital was also contributed with proceeds from our initial public offering converted and settled in RMB in accordance with SAFE Circular 142, as approved by and registered with relevant local authorities. Thereafter, upon the requisite approval of the two relevant government authorities, the local branch of the Ministry of Commerce and the local branch of State Administration of Industry and Commerce, in accordance with applicable laws, O’Master Communications (Hongkong) Ltd. transferred all of the equity interest in Shang Xing Media Co., Ltd. it held to Charm Media Co., Ltd. in exchange for an increased registered capital of US$18 million of Charm Media Co., Ltd, reflecting the aggregate amount of the original registered capital of Charm Media Co., Ltd. and the original registered capital of Shang Xing Media Co., Ltd. Following the transaction, Shang Xing Media Co., Ltd. became a wholly owned subsidiary of Charm Media Co., Ltd, which is in turn wholly held by O’Master Communications (Hongkong) Ltd. This was an equity only transaction with no cash transfers involved (which in effect resembles a share swap transaction between companies of other jurisdictions) pursuant to the Administrative Measures for the Registration of Capital Contributions Made with Equity Issued by State Administration for Industry and Commerce of the People’s Republic of China on and effect as March 1, 2009, and SAFE Circular 142 did not apply.

In 2011, Shang Xing Media Co., Ltd invested in Chongqing Changhui Culture Co., Ltd. and holds 45% of its equity interest. The capital contribution by Shang Xing Media Co., Ltd. to Chongqing Changhui Culture Co., Ltd. was funded solely through profits generated from Shang Xing Media Co., Ltd.’s business operations. In addition, we obtained all of the requisite approvals from the local bureau of commerce for such investment.

In 2012, as we will disclose in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, Charm Media Co., Ltd. set up Beijing Guozhi Travel &Culture Co., Ltd., a new PRC subsidiary of ours, funded solely through profits generated from Charm Media Co., Ltd.’s business operations.

As such, our capital contributions of US$18.0 million to our WFOEs from proceeds from our initial public offering and our WFOEs’ further investment in other PRC companies with revenues generated from business operation are in full compliance with applicable PRC laws and regulations, including without limitation, rule and circulars promulgated by the Ministry of Commerce and the State Administration of Foreign Exchange.

“Recent change in regulatory restrictions…,” page 23

2. We note your response to comment 3 from our letter dated January 7, 2013. Please revise your risk factor to include the percentage of total revenues attributable to television advertising (as provided in your response).

In response to the Staff’s comments, the Company proposes to add the following risk factor on page 23:

Recent changes in regulatory restrictions on satellite television may adversely affect our business and results of operations.

The State Administration of Radio, Film, and Television issued the Supplementary Provisions to the ‘Radio and Television Advertising Broadcast Management Rules’, which came into effect as of January 1, 2012, precluding all advertisements occurring in the middle of any television program broadcasts. A large majority of our revenues are attributable to television advertising historically. The percentage of our total revenues attributable to television advertising in fiscal years 2009, 2010 and 2011 is 97%, 96% and 93% respectively. Pursuant to the new Supplementary Provisions, the Company has shifted advertisements to before and after television dramas. Such change of the time slots for these advertisements doesn’t change the amount of overall broadcast time, but it in effect impacts the efficacy and value of such moved advertisements. Because advertisements broadcast before and after dramas are perceived as less effective and therefore carrying less value, the new regulation has indirectly resulted in the decreased demand and lowered prices for television advertising in the market. Therefore, there may be a material adverse effect on our business and results of operations if the Company continues to be required to alter its business operations to comply with such changes in law or if the Company’s ability to sell its products and services on a global basis is reduced or restricted due to increased government regulation.

“Government control of currency conversion…,” page 24

3. We note your response to comment 4 from our letter dated January 7, 2013 and your assertion that your PRC subsidiaries may set up subsidiaries and invest in other enterprises that operate in the businesses within the scopes set forth in their respective business scopes. Please tell us whether such investments would be subject to the restrictions and requirements set forth in SAFE Circulars 142 and 45. Your response should address whether foreign currency capital (from Charm Communications Inc.) converted into RMB can be used for such investments.

The Company respectfully advises the Staff that the State Administration of Foreign Exchange, or SAFE, issued SAFE Circular 142 in 2008, designed to reinforce China’s policies on stemming the inflow of “hot money” through foreign invested enterprises at that time. SAFE Circular 142 requires that the capital of a foreign-invested company converted from foreign currencies and settled in RMB may be used solely for the purposes within the business scope stated on the business license of such foreign-invested company, and, unless otherwise permitted by other regulations, such capital may not be used for equity investments within the PRC.

SAFE Circular 142 is not aimed at and does not restrict activities that are within a foreign-investment company’s business scope. In other words, for as long as the activities of a foreign-invested company is within the scope of business set forth in its business license, such activities, including without limitation, acquisitions, equity investments in PRC companies and setting up PRC subsidiaries, are permitted under SAFE Circular 142. The PRC companies set up or invested by our WFOEs operate in such businesses that are within each of its corresponding parent WFOE’s business scope as set forth in its business license. In addition, we obtained all of the requisite approvals from the local bureau of commerce for our investment in each such PRC company.

On November 9, 2011, in strengthening SAFE Circular 142, SAFE promulgated the Circular on Further Clarifying and Regulating Relevant Issues Concerning the Administration of Foreign Exchange under Capital Account, or SAFE Circular 45, which expressly prohibits a foreign invested company from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of inter-company loans, or repayment of bank loans which have been transferred to a third party.

The prohibition by SAFE Circular 45 on equity investment by a foreign invested company is with regard to the usage of proceeds converted into RMB from foreign registered capital. Equity investment funded by revenues generated from such foreign invested companies’ business operations, on the other hand, is permitted by PRC laws.

None of the capital our WFOEs used in forming and investing in PRC companies was from the proceeds of our initial public offering settled in RMB and converted from foreign currency. Instead, all of such capital contributions to PRC companies by our WFOEs are funded through profits generated from our WFOEs’ business operations.

As such, our WFOEs’ investment in PRC companies that provide design, production, agency and publishing services, all of which are within the scope of business as set forth in the business license of our WFOEs, funded through revenues generated from WFOEs’ business operation, is in full compliance with applicable PRC laws and regulations, including without limitation, SAFE Circular 142 and SAFE Circular 45.

Organizational Structure, page 50

4. We note your response to comment 5 from our letter dated January 7, 2013. Please revise your disclosure to state that Aegis Media will have the right to acquire a majority of the shares of Posterscope under certain circumstances (as described on page 84 of your Form 20-F). Further, disclose the natural persons who are beneficial owners of CharmClick Limited and the affiliate of Aegis Media holding the remaining 40% of Posterscope (Hong Kong) Ltd., naming such Aegis Media affiliate in the disclosure.

In response to the Staff’s comments, the Company proposes to amend and supplement the disclosure immediately following the Organizational Structure on page 51 (with added clarification language underlined for your easy review):

“Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry ……From 2011, we have begun operating the majority of our business through these two new entities – Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. In November 2011, CharmClick Inc., (60% held by the Company through the wholly owned subsidiary Best Ranking Limited and 40% held by CharmClick Limited, a British Virgin Islands company beneficially owned by Honggang Zhu, Xiaofen Li, Ye Yuan, Yuejie Han, Zongjian Xu, Di Kong, Xiaodan Cai and Shumin Wang, all of which are presently employees of the Company) acquired all the outstanding entity interests of Neudior Corporation Limited, which is qualified to set up entities in China for the purpose to operate advertising business…… These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them. Beijing Vizeum Advertising Co., Ltd. is wholly owned by Posterscope (Hong Kong) Ltd., which is 60% held by the Company through its wholly owned subsidiary Media Post Holdings Limited, with the remaining 40% held by Posterscope Advertising Limited, a company incorporated in Hong Kong and an affiliate of Aegis Media. Pursuant to the agreements governing the arrangement between Posterscope Advertising Limited and Media Post Holdings Limited, during the two-year period from January 1, 2013, Aegis Media shall have the right to acquire a majority of the shares of Posterscope (Hong Kong) Ltd., by purchasing from us 11% of its total outstanding equity interest. In addition, if Aegis Media exercises such right to acquire a majority interest, it will have the right to purchase additional shares from us beginning on January 1, 2018. In the ten-year period from January 1, 2024, Aegis Media will have the right to purchase from us all of our remaining shares of Posterscope (Hong Kong) Ltd.”

Major Shareholders and Related Party Transactions, page 83

5. Please disclose the material terms of your agreements with CharmClick Limited, the 40% shareholder of CharmClick Inc., including the manner in which revenues and losses are attributed to the parties and how management decisions are made with respect to CharmClick Inc. and its subsidiary.

The Company respectfully advises the Staff that we entered into agreements with CharmClick Limited for business development purposes in connection with our acquisition of 60% of business of ClickPro, a leading performance and search engine marketing, or SEM, firm in China, in August 2011 as disclosed on Page F-26 of the Company’s 2011 Form 20-F.

In response to the Staff’s comments, the Company proposes to add disclosure on Page 33 of Amendment No.1 immediately after the paragraph “In May 2001, Beijing Charm Culture Co., Ltd entered into an agreement….. The Company has significant influence but does not have control over Chunqiu Joint Venture” as the following:

“In December 1, 2011, in connection with our acquisition of 60% of ClickPro’s business in August 2011 and for business development purposes, Best Ranking Limited, one of our wholly owned subsidiaries incorporated in British Virgin Islands, entered into agreements with CharmClick Limited, a British Virgin Islands company owned by Honggang Zhu, Xiaofen Li, Ye Yuan, Yuejie Han, Zongjian Xu, Di Kong, Xiaodan Cai and Shumin Wang, all of which were selling shareholders and employees of ClickPro at the time, to form CharmClick Inc., a Cayman Islands company, with Best Ranking Limited holding 60% of its total outstanding equity interest and CharmClick Limited holding the rest 40%. Under these agreements, Best Ranking Limited has the call option to purchase all or any part of CharmClick Limited’s equity interest in CharmClick Inc. at a per share purchase price based on the then-applicable agreed valuation if an initial public offering of CharmClick Inc. fails to occur by December 1, 2016, five years from closing; in the event Best Ranking Limited does not elect to exercise such call right by December 1, 2017, CharmClick Limited shall have a put option to sell all but not less than all of its equity interest in CharmClick Inc. to Best Ranking Limited at a per share purchase price based on the then-applicable agreed valuation. Directors of CharmClick Inc. shall be elected by a simple majority vote of the shareholders, who may resolve to pay dividends and other distribution on CharmClick Inc.’s shares. Available assets of the company upon winding up shall be distributed amongst the shareholders in proportion to the par value of the shares held by them. Mr. He Dang, the chairman of the Company, was appointed as its sole director and all of the shareholders of CharmClick Limited have since joined us as our employees. Neudior Corporation Limited, the wholly owned Hong Kong subsidiary of CharmClick Inc., is qualified to set up entities in China to operate advertising business. However, we are still in the process of obtaining relevant licenses and permits for Neudior Corporation Limited to operate in China via PRC subsidiaries yet to be established. There has been no business conducted or revenues generated by either CharmClick Inc. or Neudior Corporation Limited to date.”

Consolidated Joint Venture with Aegis Media, page 84

6. In order to provide context to the possible sale of your interest in Posterscope, please disclose the portion of your historic revenues attributable to this joint venture.

In response to the Staff’s comments, the Company proposes to revise and supplement the paragraph on page 84 under the heading “Consolidated Joint Venture with Aegis Media” as the following, with the added language underlined for your easy review:

“In January 2010, we formed a consolidated joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. The legal ownership of all of the outstanding equity interests of Beijing Vizeum are held by Posterscope. Our subsidiary Media Port holds 60% of the outstanding equity interests in Posterscope, which were subscribed for a purchase price of RMB3.6 million. During the two-year period from January 1, 2016, Aegis Media will have the right to acquire a majority of the shares of Posterscope by purchasing from us 11% of the outstanding shares of Posterscope. If Aegis Media so acquires a majority of the shares of Posterscope, then beginning on January 1, 2018, Aegis Media will have the right to purchase an additional number of our shares of Posterscope, and we will have the right to sell an additional number of our shares of Posterscope to Aegis Media. In addition, in the ten-year period from January 1, 2024, Aegis Media will have the right to purchase all of our remaining shares of Posterscope, and we will have the right to sell all of our remaining shares of Posterscope to Aegis Media. The consideration for the transfers described above will be based on a multiple of the average after-tax profits of Posterscope for the two-year period prior to a transfer. Since its formation, our revenues attributable to the Posterscope joint venture have been historically relatively insignificant. For example, in the fiscal years ended December 31, 2010, December 31, 2011, and December 31, 2012, our revenues attributable to the Posterscope joint venture were 3.0%, 4.4% and 7.7%, respectively.”

Form 6-K Filed November 20, 2012

7. We note your response to comment six from our letter dated January 7, 2013. Please separately present the accounts payable to the media owner in your consolidated balance sheets and provide disclosure of your accounting of such payable in a note to the financial statements.

The Company respectfully advises the staff that the balance of the accounts payable on the consolidated balance sheets is attributable to the payables to the media assets owners in regards to its advertising agency business and media investment management business. For its advertising agency business, the Company records the revenues and costs on a net basis; while on the other hand, it records the related accounts receivable and payable amounts on a gross basis. In response to the Staff’s comment, the Company proposes to add the following footnote to the consolidated financial statements in its future Form 20-F filings, starting from the Form 20-F for the year ended December 31, 2012.

ACCOUNTS PAYABLE

Accounts Payable consists of the following:

	December 31, 2011	December 31, 2012
	USD’000	USD’000
Advertising agency business(1)	59,930	37,857
Media investment management business	3,211	998

Total	63,141	38,855

(1)	For advertising agency business, the Group records the revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

In responding to the Staff’s comments, the Company acknowledges that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any question regarding this response letter or proposed amendments, please contact me by phone at + 8613501026342 or by email at sliu@gunder.com.

Sincerely,

/s/ Steven Liu

Steven Liu

Partner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Enclosures

cc:	He Dang, Chairman and Chief Executive Officer

Wei Zhou, Chief Financial Officer

Charm Communications Inc.

Deloitte Touche Tohmatsu Certified Public Accountants LLP.